

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 15, 2022

Cristopher T. Weber
Chief Financial Officer
Valaris Limited
Clarendon House
2 Church Street
Hamilton, Bermuda HM 11

> **Re: Valaris Limited**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed on February 22, 2022**
> **Form 8-K filed on November 1, 2022**
> **File No. 001-08097**

Dear Cristopher T. Weber:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on November 1, 2022

Operating Statistics, page 9

1. We note your reconciliations of non-GAAP measures, Adjusted Total Revenues, Adjusted Total EBITDAR and Adjusted Total EBITDA presented on pages 9, 10, and 12 respectively. Your adjustments (a) include Valaris' 50% share of unconsolidated entity ARO's revenue in calculating Adjusted Total Revenues and (b) exclude Valaris' 50% share of unconsolidated entity ARO's' depreciation and amortization, interest and other expense in calculating Adjusted Total EBITDA and Adjusted Total EBITDAR. We note that you account for the investments in unconsolidated entity ARO, using the equity method of accounting. It appears these non-GAAP measures which (a) include proportionate share of ARO's revenue and (b) exclude proportionate share of ARO's depreciation and amortization, interest and other expenses, substitute individually tailored

recognition and measurement methods for those of GAAP. Please tell us how you considered the guidance in Question 100.04 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G when presenting this measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. Please revise your disclosures as appropriate.

Reconciliation of Operating Income (Loss) to Adjusted EBITDAR, page 31

2. Please tell us how your reconciliation of Adjusted EBITDAR to operating income of $78.0 million complies with the requirement to reconcile to the most directly comparable financial measure (i.e. net income) calculated and presented in accordance with GAAP. Please refer to Item 10(e)(1)((i)(A) of Regulation S-K and Question 103.02 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations and revise your disclosures as appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation